
August 21, 2020

Colm Barrington
Chief Executive Officer
Fly Leasing Ltd
West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland

> **Re: Fly Leasing Ltd**
> **Registration Statement on Form F-3**
> **Filed August 18, 2020**
> **File No. 333-248082**

Dear Mr. Barrington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Boris Dolgonos